UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013.

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, June 11th, 2013

Mister

Fernando Coloma Correa

Superintendent

Superintendency of Securities and Insurance

Ref.: Material Event

Mr. Superintendent:

In accordance with the provisions of Article 9 and Article 10 paragraph 2 of Law No. 18.045, and General Rule No. 30 of the Superintendency of Securities and Insurance of Chile, I hereby inform to you- as being duly empowered- the following Material Event regarding the company LATAM Airlines Group S.A. (“LATAM” or “the Company”), Securities Registration No. 306:

On this date an extraordinary shareholders’ meeting was held (the “Meeting”), in which LATAM’s shareholders adopted the following resolutions:

1) To increase the capital of the Company in the amount of USD 1,000 million through the issuance of 63,500,000 shares, that is, from the amount of USD 1,652,896,812.43, divided into 488,347,819 shares of a single series and with no par value, to the amount of USD 2,652,896,812.43, divided into 551,847,819 shares of a single series and with no par value.

2) To allocate 1,500,000 shares of the above mentioned issuance to a compensation plan for LATAM and its subsidiaries’ executives, pursuant to the provisions of Article 24 of the Corporations Law No. 18.046.

3) To authorize the Company’s Board of Director to freely and with the broadest powers determine, fix and agree the price, form, time, procedure and conditions for placing the aforementioned shares.

4) To authorize LATAM’s Board of Director to proceed with the issuance of the shares representing the capital increase; perform or prepare all necessary procedures for the registration and placing of the same; represent the Company before any kind of authorities, institutions or individuals related to the securities markets; determine all matters related to the options that are part of the compensation plans; grant the powers necessary or convenient to carry out all or part of the above; and, in general, to resolve all related matters that are approved by this Meeting.

5) To amend the Company’s Bylaws in such Articles that are relevant to the corporate capital in order to conform them to the amendments described above.

6) To delegate to the Board of Directors, for a five year term, as from the December 21, 2011, the power to fix the new placement price of 4,800,000 shares destined to compensation plans subject to the provisions of Article 24 of the Corporations Law, pursuant to the Extraordinary Shareholders’ Meeting held on December 21, 2011- as amended by the Shareholders’ Extraordinary Meeting held on September 4, 2012- and amend and determine the terms and conditions applicable to the latter.

7) To authorize LATAM’s Board of Directors to adopt other agreements as may be necessary to carry out the aforementioned matters.

Sincerely yours,

Alejandro de la Fuente Goic

Chief Financial Officer

LATAM Airlines Group S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2013

LATAM AIRLINES GROUP S.A.

By:	/s/ Alejandro de la Fuente
	Name:	Alejandro de la Fuente
	Title:	Chief Financial Officer